Exhibit (4)(b)(xiv)

GE LIFE AND ANNUITY ASSURANCE COMPANY

EARNINGS PROTECTOR DEATH BENEFIT RIDER

This rider provides for an optional death benefit, which is added to the Death Benefit payable under your Policy.

Earnings Protector Death Benefit

Earnings Protector Death Benefit if the Annuitant is age 70 or younger at issue: The Earnings Protector Death Benefit is equal to 40% of earnings defined as (a) minus (b), where:

(a)	is the Account Value as of the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office; and
(b)	is the sum of premiums paid and not previously partially surrendered.

The Earnings Protector Death Benefit cannot exceed 70% of premiums paid as adjusted for partial surrenders. Premiums, other than the initial premium, paid within 12 months of death are not included in this calculation. The Earnings Protector Death Benefit will never be less than zero.

Earnings Protector Death Benefit if the Annuitant is older than age 70 at issue: The Earnings Protector Death Benefit is equal to 25% of earnings defined as (a) minus (b), where:

(a)	is the Account Value as of the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office; and
(b)	is the sum of premiums paid and not previously partially surrendered.

The Earnings Protector Death Benefit cannot exceed 40% of premiums paid as adjusted for partial surrenders. Premiums, other than the initial premium, paid within 12 months of death are not included in this calculation. The Earnings Protector Death Benefit will never be less than zero.

Under both age scenarios listed above, partial surrenders are considered to have been taken first from gain and then from premiums paid. For purposes of this rider, gain is calculated as (a) plus (b) minus (c) minus (d), but not less than zero where:

(a)	is the Account Value on the Valuation Date we receive your partial surrender request and all required forms at our Home Office;
(b)	is the total of any partial surrenders, excluding surrender charges, previously taken;
(c)	is the total of premiums paid; and
(d)	is the total of any gain previously partially surrendered.

When the Earnings Protector Death Benefit will be calculated: The Earnings Protector Death Benefit will be calculated as of the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office.

Rider Charge

There will be a charge made for this rider while it is in effect. This charge is made in arrears at the beginning of each Policy year after the first, and at surrender. The charge is made against the Account Value. The maximum charge will be the rate shown on the Policy data pages times the Account Value at the time of deduction. The actual charge will never be greater than the maximum annual charge. The charge at surrender will be a proportional share of the annual charge.

This annual charge will be deducted proportionally from the Investment Subdivisions in which you are invested. If the assets in the Investment Subdivisions are insufficient to cover the annual charge, then the excess of the charges over the assets in the Separate Account will then be deducted from the assets in the Guarantee Account. Deductions from the Guarantee Account will be taken first from the amounts which have been in the Guarantee Account for the longest period of time.

When this Rider is Effective

This rider becomes effective on the Policy Date unless another effective date is shown on the Policy data pages. If will remain in effect while this Policy is in force and before Income Payments begin. This rider may not be terminated prior to the Maturity Date. On the Maturity Date, this rider and its corresponding charge will terminate. If the Policy is terminated and later reinstated, this rider cannot be reinstated without our approval.

Change of Ownership

In the event that the underlying Policy is assigned or sold, unless under a court ordered assignment, this rider will terminate on such date of sale or assignment.

Issue Age

This rider is only available if the Annuitant is age [90 or younger] on the Policy Date.

Spousal Continuation

If the spouse of the deceased elects to continue the Policy as provided under the terms of the Policy, this rider is automatically continued provided that the spouse’s attained age on the election date is age [90 or younger]. All references to age at issue will mean age on the date of election to continue the Policy. For purposes of spousal continuation, all references to “sum of premiums paid”, “premiums paid” and “total of premiums paid” will mean the Account Value on the same Valuation Day after all benefits are paid under the Policy and any riders due to the death of the Annuitant.

For GE Life and Annuity Assurance Company,

/s/    PAMELA S. SCHUTZ

Pamela S. Schutz

        President

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